                         PRELIMINARY PROXY STATEMENT
  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1997

                           SCHEDULE 14A INFORMATION
          Proxy Statement Pursuant to Section 14(a) of the Securities
                    Exchange Act of 1934 (Amendment No. 2)

Filed by the Registrant [_]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement        [_]  Confidential, for Use of the
                                             Commission Only (as permitted by
                                             Rule 14a-6(e)(2))
[_]  Definitive Proxy Statement
[_]  Definitive Additional Materials
[_]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                 SHONEY'S INC.
--------------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                RAYMOND D. SCHOENBAUM and BETTY J. SCHOENBAUM
--------------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

     [X] No fee required.
     [_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
         0-11.
     (1) Title of each class of securities to which transaction applies:

         ......................................................................


     (2) Aggregate number of securities to which transaction applies:

         ......................................................................


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

         .....................................................................


     (4) Proposed maximum aggregate value of transaction:

         .....................................................................


     (5) Total fee paid:

         .....................................................................

     [_]  Fee paid previously with preliminary materials.

         .....................................................................

     [_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid: ______________________________________________
     (2) Form, Schedule or Registration Statement No.: ________________________
     (3) Filing Party: ________________________________________________________
     (4) Date Filed: __________________________________________________________

              PRELIMINARY PROXY MATERIALS DATED JULY 9, 1997
                             SUBJECT TO COMPLETION

-------------------------------------------------------------------------------

The information included herein is as it is expected to be when the Definitive Proxy Statement is mailed to shareholders of Shoney's, Inc. This Proxy Statement will be revised to reflect actual facts at the time of the filing of the Definitive Proxy Statement.

No GOLD Proxy Card is included with these materials.

                               ----------------

                              PROXY STATEMENT OF
                                      THE
                       SHONEY'S SHAREHOLDERS' COMMITTEE

                               ----------------

                               ----------------

                      SPECIAL MEETING OF THE SHAREHOLDERS
                                      OF
                                SHONEY'S, INC.

                               ----------------

We are sending this Proxy Statement to you as one of the holders (the "Shareholders") of the common stock, $1.00 par value (the "Common Stock"), of Shoney's, Inc., a Tennessee corporation ("Shoney's" or the "Company"). This Proxy Statement relates to the solicitation of proxies by Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee") for use at a Special Meeting of the Shareholders scheduled for 10 a.m. local time, Tuesday, August 19, 1997, in the Governor's Ballroom at the Opryland Hotel, 2800 Opryland Drive, Nashville, Tennessee 37214, or any adjournments or postponements thereof (the "Special Meeting"). We are soliciting proxies to remove the current Board of Directors of the Company (the "Board"), to elect our nominees to the Board and to adopt certain other resolutions (including certain amendments to the Bylaws of the Company) to facilitate the replacement of the current members of the Board.

This Proxy Statement and the accompanying GOLD Proxy Card are first being furnished to Shareholders on or about July , 1997.

WE URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD (THE "GOLD PROXY") IN FAVOR OF THE SPECIAL MEETING PROPOSALS DESCRIBED HEREIN.

-------------------------------------------------------------------------------

                                    SUMMARY

  This summary highlights selected information from this document, and may not contain all of the information that is important to you. To understand better why we are asking for your vote, you should read this entire document carefully.

Q: WHO ARE WE?

A: Raymond D. Schoenbaum and Betty J. Schoenbaum (the Shoney's Share-holders' Committee) own together approximately 8.0% of Shoney's com-mon stock. Alex Schoenbaum, the fa-ther of Raymond D. Schoenbaum and husband of Betty J. Schoenbaum, founded Shoney's in 1947 and served as its first Chairman of the Board. Following Alex Schoenbaum's death late last year, the Shoney's Share-holders' Committee became one of the two largest shareholders of Shoney's.

Raymond D. Schoenbaum has extensive experience in the family and casual restaurant industry. He has been actively involved in the restaurant industry since 1974, and between 1985 and 1995 he developed and op-erated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, he sold his restaurant business to Applebee's International Inc. and became a di-rector of Applebee's following the sale.

Q: WHAT ARE WE ASKING YOU TO DO?

A: We are asking you to vote to re-move the current members of the Board of Shoney's and replace them with our nominees and to approve certain resolutions amending the Bylaws of Shoney's in a manner de-signed to facilitate the replace-ment of the current Board members.

Q: WHY ARE WE ASKING YOU TO REPLACE
THE CURRENT DIRECTORS?

A: We have been disappointed with Shoney's performance and the per-formance of Shoney's stock price in recent years. Shoney's stock price declined nearly 80% between October 29, 1993 and April 25, 1997, the day on which we filed a
Schedule 13D with the Securities and Ex-change Commission indicating our disappointment with the Company's performance and stock price in re-cent years and our consideration of alternatives with respect to our investment in Shoney's. In compari-son, over the same period, the Standard & Poor's 500 Index in-creased approximately 63.6% and Standard & Poor's Restaurants Index increased approximately 66.8%. As one of the largest shareholders of Shoney's, we are obviously con-cerned about the significant loss in market value that has been suf-fered by all of Shoney's sharehold-ers. Given our family's history with Shoney's, it also has been personally very distressing to us to watch Shoney's lose its focus on the basics of its business which has caused it to struggle in recent years.

We believe that, under the direc-tion of the current Board and man-agement of Shoney's, there has been a deterioration in the quality of many of Shoney's restaurants and the business and reputation of Shoney's. Over the last several years, it has been our experience that the restaurant industry has become more competitive, and cus-tomers now have many more choices. As a result, customers are more in-terested in better price/value than in the past. In our view, the Shoney's Board and management have failed to respond to these changing customer preferences and that, in-stead of evolving to meet the pref-erences of today's customers, Shoney's approach is outdated and is no longer in touch with the cus-tomers. Indeed, we believe that the quality of the food and service provided by Shoney's has been re-duced, rather than enhanced, in re-cent years. After two-year's under the current management, it is our view that Shoney's condition has not only failed to improve, but, in fact, has deteriorated. In the sec-ond quarter of 1997, during what the current Board and management consider to be a turnaround, same store sales for all company-owned restaurants declined 4.3%, after closing 57 under-performing restau-rants during the first two quar-ters. Accordingly, we believe that competitors are outperforming Shoney's, while Shoney's customer base and profits have continued to decline. For example, between 1990 and 1996, excluding extraordinary items and special charges, Shoney's earnings per share declined 11.0%, while, as examples, the earnings per share of Cracker Barrel, Applebee's and IHOP, three of Shoney's competitors, increased 271.9%, 838.5% and 267.9%, respec-tively.

Q: WHY SHOULD YOU VOTE FOR OUR
NOMINEES?

A: Since we are significant share-holders of Shoney's, our interests as shareholders are aligned with yours and we have every incentive to increase shareholder value. Raymond
D. Schoenbaum has extensive experience in the restaurant industry and intends to use this experience to rebuild Shoney's.

On June 5, 1997, we requested to meet with the Board at its two-day retreat in mid-June to discuss our concerns about Shoney's continued poor performance. We had hoped to share with the Board at such meet ing our concerns about Shoney's performance and a need for a sig nificant change in the direction of Shoney's. Unfortunately, the Board responded in a manner which we be lieve demonstrates a lack of unde standing of the urgency of Shoney's situation and the lack of leader ship under current management. Rather than providing Raymond D. Schoenbaum, as a representative of an 8% shareholder, with the oppor tunity to meet with the Board at some point during the Board's two day retreat, the Board suggested that we submit our suggestions in writing, after which the Board would "consider a time in the fu ture" for us to meet with the Board or "a committee of the Board." We did not submit our suggestions in writing to the Board because, as stated above, we do not believe the Board understands the urgency of Shoney's situation and we believe the request for submission of our suggestions was an attempt at de lay. Because of Shoney's continued poor performance and the Board's refusal to meet with Raymond D. Schoenbaum at the June Board meet ing despite the urgency of the sit uation, we have concluded that the Board does not appreciate the need for a significant change in the di rection of Shoney's and we believe that we are left with no alterna tive but to present our case di rectly to you, the shareholders and owners of Shoney's.

Q: WHO ARE OUR NOMINEES?

A: Our nominees are J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William A. Schwartz and Richard F. Sherman. Information regarding their background and experience is contained on pages 12 and 13.

Q: HOW MANY VOTES DOES IT TAKE TO ELECT THE NEW DIRECTORS?

A: Once the current directors are removed, the shareholders may elect new directors. Directors are elected by a plurality of the votes. In other words, the seven directors who obtain the most votes will be elected.


Q: WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT GIVING YOUR PROXY OR NEED ASSISTANCE IN VOTING YOUR SHARES?

A: MacKenzie Partners, Inc. at (212) 929-5500 (collect) or call Toll Free (800) 322-2885.

                                   IMPORTANT

  Please review this document and the enclosed materials carefully. It does not matter how many shares you own. YOUR PROXY IS VERY IMPORTANT. If you are unable to attend the Special Meeting in person, your proxy is the ONLY means available for you to vote. Please vote FOR each of the proposals, including the amendments to the Bylaws, the removal of the current Board members and the election of the nominees of Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee" or "we") to the Board, by signing, marking, dating and mailing the enclosed GOLD Proxy as soon as possible.

  Unless you indicate otherwise, the GOLD Proxy authorizes the persons named in the proxy to vote, and such persons will vote, properly executed and duly returned proxies FOR the amendments to the Bylaws described in this document, FOR the removal of the current directors, FOR the election of the Shoney's Shareholders' Committee's nominees to the Board, and FOR the Omnibus Resolution described in this document which requires the proposals at the Special Meeting to be considered in a specified order. We are not presently aware of any other matters to be brought before the Special Meeting. However, should other matters be brought before the Special Meeting, the persons named in the proxies will vote the shares in a manner they consider to be in the best interests of the Shareholders and Shoney's.

  If you own shares of Shoney's but your stock certificate is held for you by a brokerage firm, bank or other institution, it is very likely that the stock certificate is actually in the name of the brokerage firm, bank or other institution. If so, only that brokerage firm, bank or other institution can execute the GOLD Proxy and vote your shares of Common Stock. The brokerage firm, bank or other institution holding the shares for you is required to forward proxy materials to you and solicit your instructions with respect to the granting of proxies; it cannot vote your shares unless it receives your specific instructions.

If you have any questions about the proxy or need assistance in voting your shares, please call:

               [LOGO OF MACKENZIE PARTNERS, INC. APPEARS HERE]
                               156 Fifth Avenue
                           New York, New York 10010
                           (212) 929-5500 (Collect)
                               or call Toll Free
                                (800) 322-2885

YOU MAY VOTE FOR THE AMENDMENTS TO THE BYLAWS, FOR THE REMOVAL OF ALL DIRECTORS, FOR THE ELECTION OF THE NOMINEES AND FOR THE OMNIBUS RESOLUTION BY SIGNING THE GOLD PROXY CARD, AND MARKING, DATING AND RETURNING IT IN THE ENCLOSED POSTAGE PAID ENVELOPE. IF YOU HAVE ALREADY SUBMITTED A PROXY TO THE SHONEY'S BOARD, YOU MAY CHANGE YOUR VOTE BY SIGNING, MARKING, DATING AND RETURNING THE GOLD PROXY, WHICH MUST BE DATED AFTER THE PROXY YOU SUBMITTED TO SHONEY'S.

  Only Shareholders of record at the close of business on        , 1997 (the
"Record Date") are entitled to vote at the Special Meeting. We believe that as
of the close of business on the Record Date, there were           shares of
Common Stock of Shoney's issued and outstanding and entitled to vote. Shareholders have one vote for each share of Common Stock they own with respect to all matters to be considered at the Special Meeting. Directors can be removed from office by a vote of a majority of the votes cast. Once the directors are removed, Shareholders can elect new directors through a plurality of the votes cast.

  We are asking you to return your completed, signed and dated GOLD Proxy Card as soon as possible.

                         REASONS FOR THE SOLICITATION

  The Shoney's Shareholders' Committee beneficially own approximately 8.0% of the Common Stock of Shoney's. Alex Schoenbaum, the father of Raymond D. Schoenbaum and husband of Betty J. Schoenbaum, founded Shoney's in 1947 and served as its first Chairman of the Board. Following Alex Schoenbaum's death late last year, the Shoney's Shareholders' Committee became one of the two largest shareholders of Shoney's.

  We have been disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. Shoney's stock price declined nearly 80% between October 29, 1993 and April 25, 1997, the day on which we filed a
Schedule 13D with the Securities and Exchange Commission (the "SEC") indicating our disappointment with the Company's performance and stock price in recent years and our consideration of alternatives with respect to our investment in Shoney's. In comparison, over the same period, the Standard & Poor's 500 Index increased approximately 63.6% and Standard & Poor's Restaurants Index increased approximately 66.8%. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders. Given our family's history with Shoney's, it also has been personally very distressing to us to watch Shoney's lose its focus on the basics of its business which has caused it to struggle in recent years.

  Alex Schoenbaum founded Shoney's 50 years ago to be a quality provider of family dining. Shoney's historically has been an innovator in the restaurant industry, and its stores historically have offered quality dining at a good price/value to the customers. Because of the perception by customers of Shoney's good price/value, Shoney's experienced consistent growth from its beginning until the late 1980s.

  We believe that, under the direction of the current Board of Directors (the "Board") and management of Shoney's, there has been a deterioration in the quality of many of Shoney's restaurants and the business and reputation of Shoney's. Over the last several years, it has been our experience that the restaurant industry has become more competitive, and customers now have many more choices. As a result, customers are more interested in better price/value than in the past. In our view, the Shoney's Board and management have failed to respond to these changing customer preferences and that, instead of evolving to meet the preferences of today's customers, Shoney's approach has become outdated and is no longer in touch with the customers. Indeed, we believe that the quality of the food and service provided by Shoney's has been reduced, rather than enhanced, in recent years.

  After two years under the current management, it is our view that Shoney's condition has not only failed to improve, but, in fact, has deteriorated. As reported in Shoney's earnings release issued on June 18, 1997, Shoney's has suffered a decline in comparable store sales for its core restaurants. Comparable store sales for Shoney's core restaurants declined 2.9% in the second quarter of 1997 and have declined 2.2% year-to-date. Comparable store sales for franchised restaurants declined 2.1% in the second quarter of 1997, and have declined 0.5% year-to-date. Comparable store sales for all company-owned Shoney's restaurants declined 3.6% in the second quarter of 1997, and have declined 3.2% year-to-date, including menu price increases of 2.3% and 2.4%, respectively. Comparable store sales for Shoney's Captain D's restaurants declined 4.6% in the second quarter of 1997, and have declined 1.2% year-to-date, including a menu price increase of 1.1% for both the second quarter and year-to-date. Comparable store sales for all company-owned restaurants declined 4.3% in the second quarter of 1997, after closing 57 under-performing restaurants during the first two quarters and including a menu price increase of 1.8%. Accordingly, we believe that competitors are outperforming Shoney's, while Shoney's customer base and profits have continued to decline. For example, between 1990 and 1996, excluding extraordinary items and special charges, Shoney's earnings per share declined 11.0% while, as examples, the earnings per share of Cracker Barrel Old Country Store, Inc., Applebee's International Inc. ("Applebee's") and IHOP Corp., three of Shoney's competitors, increased 271.9%, 838.5% and 267.9% respectively.

  In addition, as reported in Shoney's Quarterly Report on Form 10-Q for the quarter ended May 11, 1997 (the "May 1997 10-Q") filed with the SEC pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), Shoney's does not believe its cash flow from operations, supplemented by its available lines of credit, to be sufficient to meet these obligations and to provide cash needed for capital expenditures. As reported in May 1997 10-Q, Shoney's has $115 million of debt and litigation payments due in the next twelve months and expects to incur cash interest expense of approximately $32 million in that same time period, resulting in total cash needs before income taxes and capital expenditures of approximately $147 million.

  On June 5, 1997, we requested to meet with the Board at its two-day retreat in mid-June to discuss our concerns about Shoney's continued poor performance. We had hoped to share with the Board at such meeting our concerns about Shoney's performance and a need for a significant change in the direction of Shoney's. Unfortunately, the Board responded in a manner which we believe demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under the current management. Rather than providing Raymond D. Schoenbaum, as a representative of an 8% shareholder, with the opportunity to meet with the Board for a short time at some point during the Board's two-day retreat, the Board suggested that we submit our suggestions in writing, after which the Board would "consider a time in the future" for us to meet with the Board or "a committee of the Board." We did not submit our suggestions in writing to the Board because, as stated above, we do not believe the Board understands the urgency of Shoney's situation and we believe the request for a submission of our suggestions was an attempt at delay. Because of Shoney's continued poor performance and the Board's refusal to meet with Raymond D. Schoenbaum at the June Board meeting despite the urgency of the situation, we have concluded that the Board does not appreciate the need for a significant change in the direction of Shoney's and we believe that we are left with no alternative but to present our case directly to you, the shareholders and owners of Shoney's.

  Since we are significant shareholders of Shoney's, our interests as shareholders are aligned with yours and we have every incentive to increase shareholder value. Raymond D. Schoenbaum has been actively involved in the restaurant industry since 1974, and he has extensive experience in the business, including substantial experience in the full service dining industry and in the quality fast food market. From 1974 to 1985, Raymond D. Schoenbaum successfully grew a Wendy's franchisee (Restaurants Systems, Inc.) to in excess of 30 stores, which he sold to Wendy's in 1985 for approximately $40 million. Between 1985 and 1995 he developed and operated Ray's on the River and Rio Bravo, a successful chain of casual restaurants. In 1995, Raymond D. Schoenbaum sold Ray's on the River and Rio Bravo to Applebee's for approximately $70 million, and became a director of Applebee's following the sale. In addition, Raymond D. Schoenbaum has been involved with the turn-around of companies in the restaurant and restaurant services industries, including Squirrel Companies, Inc., a manufacturer of restaurant point-of-source computer equipment, as the former chairman of the board, and Max & Erma's Restaurants, Inc., as a former member of the board and the largest shareholder.

  In order to change the direction of Shoney's in a positive manner, we now solicit your vote in favor of resolutions to be considered at the Special Meeting removing the current Board members and replacing them with our nominees. In addition, at the Special Meeting, the Shareholders also will be asked to consider certain resolutions amending the Bylaws of the Company in a manner designed to facilitate the replacement of the current Board members. Once elected, our nominees to the Board intend to replace certain members of the management of the Company, and to appoint Raymond D. Schoenbaum as the Chairman and Chief Executive Officer of the Company. While we believe that in order for us to revitalize Shoney's some members of the current management of the Company will be replaced, we do not have any current plans to remove any specific members of management other than C. Stephen Lynn (the current Chairman of the Board, President and Chief Executive Officer) and W. Craig Barber (the current Chief Administrative Officer, Chief Financial Officer and Senior Executive Vice President).

  If we are successful in electing our nominees to the Board, we intend to keep Shoney's in Nashville and work together from this home-base with Shoney's Shareholders, employees and franchisees to restore the quality of Shoney's restaurants and the business and reputation of Shoney's. Our plans to revitalize the Company focus on operating, marketing and financial solutions. The elements of the operating strategy include: (i) focusing the corporate culture back on the customer, (ii) reducing management turnover, (iii) enhancing food quality and reducing menu items, (iv) repositioning Shoney's concept so it is more contemporary, (v) enhancing information technology systems and (vi) rationalizing the use and economics of the food bar. The elements of the marketing strategy include: (i) making changes based on a thorough understanding of customer preferences, (ii) using brand names to enhance image and expand customer base, (iii) making all aspects of Shoney's concept internally consistent with enhanced positioning and (iv) making franchisees partners in the marketing effort. The elements of the financial strategy include: (i) renewing the focus on improving same store sales volumes, (ii) improving operating margins, (iii) addressing the current debt structure, (iv) strengthening the financial controls and (v) using a refranchising strategy to strengthen the entire system.

  We filed a more detailed version of our action plan with the SEC on June 25, 1997, as amended on June 26, 1997. Copies of the action plan can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 10549, at prescribed rates. The action plan may also be obtained through the SEC's Internet address at "http://www.sec.gov".

  The proposals to be considered at the Special Meeting (the "Special Meeting Proposals") include the following, in addition to other proposals to take actions incidental to the removal and replacement of current Board members:

  1. To repeal any and all amendments made by the Board to the Bylaws of the Company, as filed with the SEC as Exhibits 3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996, including the June 22 Bylaw Amendments (as defined below), but other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders, and to provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision (the "Bylaws Repeal Resolution");

  2. To amend Article III, Section 1 of the Bylaws of the Company to fix the number of directors at seven, and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Size of Board Resolution");

  3. To amend Article III, Section 3 of the Bylaws of the Company to provide that the directors may be elected by the Shareholders at annual meetings and special meetings of the Shareholders of the Company, and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Election Procedure Resolution");

  4. To remove all of the members of the Board of Directors, including without limitation, any of the following who are members of the Board as of the Special Meeting: Dennis C. Bottorff, Carole F. Hoover, Victoria
     B. Jackson, C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin Skinner and Cal Turner, Jr.; provided, however, that if, notwithstanding the Omnibus Resolution (as defined below), any nominees of the Shoney's Shareholders' Committee have been elected to the Board prior to the time this Resolution is adopted, such nominees of the Shoney's Shareholder's Committee shall not be removed from the Board (the "Director Removal Resolution"); and

  5. To elect the seven nominees of the Shoney's Shareholders' Committee, and all other persons nominated by us (the "Nominees"), to fill all vacancies on the Board for the balance of the terms of the present directors and until their successors are elected and qualified (the "Election of Directors Resolution"). The Nominees are J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William A. Schwartz and Richard F. Sherman. Biographical information on each of the Nominees is set forth under the caption "The Special Meeting Proposals."

Further, the Shareholders will be asked at the Special Meeting to consider an Omnibus Resolution (the "Omnibus Resolution") setting forth the following order in which the resolutions will be voted upon by the Shareholders:

  1. The Omnibus Resolution;

  2. The Bylaws Repeal Resolution;

  3. The Size of Board Resolution;

  4. The Election Procedure Resolution;

  5. The Director Removal Resolution; and

  6. The Election of Directors Resolution.

  After we commenced the call of the Special Meeting to adopt the resolutions described above, on June 22, 1997 the Board took action which we believe was designed to entrench themselves and management and to delay the Special Meeting and your opportunity to change the direction of the Company in a positive manner. On that day the Board adopted the amendments to the Bylaws (the "June 22 Bylaw Amendments") set forth in the Restated Bylaws of the Company (the "Restated Bylaws"), attached as Exhibit 3 to the Company's 8-K filed with the SEC on June 23, 1997. These June 22 Bylaw Amendments purported to eliminate the right of Shoney's shareholders to set the date, time and place of the Special Meeting. In addition, the June 22 Bylaw Amendments purported to establish lengthy time frames relating to the call of the Special Meeting and the giving of notice of the Special Meeting and to change the procedure for setting the record date for the Shareholders entitled to call the Special Meeting, all of which would have ostensibly permitted the Board to substantially delay the date of the Special Meeting. The June 22 Bylaw Amendments also sought to permit the current officers and employees of Shoney's to serve as inspectors of election at the Special Meeting.

  We do not believe that the June 22 Bylaw Amendments had any effect on the action that we took in initiating our efforts to call the Special Meeting in reliance upon the then-existing Bylaws of the Company. In fact, the attempt by the Board, in our view, to manipulate the corporate governance process for their benefit and the benefit of management through the adoption of the June 22 Bylaw Amendments is yet another indication to us that Shoney's needs new leadership. At this critical juncture, rather than engage in what we view as the manipulation of the Bylaws, we believe that the appropriate course of action is to let the real owners of Shoney's decide as soon as possible the future direction of the Company. We, thus, responded to the Board's action with a letter to the Board requesting that it rescind these amendments and agree to our previously announced date for the Special Meeting, August 19, 1997.

On June 26, 1997, Shoney's filed a claim in the Chancery Court for the State of Tennessee, Twentieth Judicial District at Nashville, seeking a declaration of the validity of the June 22 Bylaw Amendments and the invalidity of our actions with respect to setting the record date for the Shareholders entitled to call the Special Meeting. In response, the Shoney's Shareholders' Committee filed litigation papers on June 30, 1997 seeking to remove the lawsuit to the U.S. District Court for the Middle District of Tennessee and requesting the court, among other things, to promptly:

  1. Declare invalid the June 22 Bylaw Amendments which were designed to frustrate the Shoney's Shareholders' Committee's setting of June 16, 1997 as the record date for Shareholders entitled to call and demand the Special Meeting,

  2. Declare invalid the June 22 Bylaw Amendments which were designed to frustrate the Shoney's Shareholders' Committee's efforts to call the Special Meeting for August 19, 1997, and

  3. Require Shoney's to make available to the Shoney's Shareholders' Committee certain documents and records relating, among other things, to the identity of the beneficial owners of Shoney's stock which Shoney's has refused to provide.

  EXECUTING A GOLD PROXY CARD WILL ENABLE YOU--AS AN OWNER OF THE COMPANY--TO SEND A CLEAR MESSAGE THAT YOU ARE DISSATISFIED WITH SHONEY'S PERFORMANCE AND WANT TO ELECT A BOARD OF DIRECTORS THAT WILL GUIDE YOUR COMPANY IN THE FUTURE. WE STRONGLY RECOMMEND THAT YOU VOTE TO AMEND THE BYLAWS, REMOVE THE CURRENT DIRECTORS, ELECT THE NOMINEES AND VOTE IN FAVOR OF THE OMNIBUS RESOLUTION.

                         BACKGROUND AND RECENT EVENTS

  On April 25, 1997, we filed a Schedule 13D with the SEC indicating that we have been disappointed with the Company's performance and the Company's stock price in recent years. At that time we stated that we were reviewing various alternatives with respect to our investment in the Company. These alternatives included (i) holding discussions with third parties or with members of the management or the Board in which we would suggest or take a position with respect to potential changes in the operations, management or business of the Company as a means of enhancing shareholder value, (ii) seeking the removal of certain or all of the members of the Board, (iii) nominating our own candidates to be elected to the Board, (iv) proposing changes in the management of the Company and (v) acquiring additional shares in the Company. After filing the Schedule 13D on April 25, 1997, we continued to review these alternatives. We also met with certain members of the management of the Company and certain members of the Board to discuss the Company's financial condition and performance. On June 2, 1997, we amended our Schedule 13D to reflect that we sent a letter to the Board requesting that Raymond D. Schoenbaum be permitted to address the Board at their two-day retreat in mid-June. The letter stated in full as follows:

                                 June 2, 1997

  Board of Directors of Shoney's, Inc.
  1727 Elm Hill Pike
  Nashville, Tennessee 37210

    Re: Meeting of the Shoney's, Inc. Board of Directors

  Ladies and Gentlemen:

    As you know from our SEC filing last month, my mother and I are disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders in recent years. Moreover, we regard Shoney's as a legacy created by my father Alex, who founded the company in 1947, and, on a personal note, it has been very distressing to us to watch Shoney's struggle in recent years.

    As we indicated in our SEC filing, we are in the process of evaluating various possible alternatives with respect to our investment in Shoney's. During this process, we have been reviewing in detail the publicly available data regarding the business, financial condition and operating results of Shoney's, and we have had the opportunity to discuss this publicly available data with certain members of Shoney's management. This process is ongoing, and, while at this time we have not decided on a course of action, we expect to make further progress during the next two weeks.

    Based on our review thus far, we believe that Shoney's is at a critical juncture and that the actions to be taken by Shoney's Board to address the current situation will play a crucial role in determining Shoney's future. For this reason, I would like to meet with the Board at its meeting on June 17, 1997 to discuss Shoney's current situation and our concerns regarding the company's future. By that time, we expect to be far enough along in our evaluation process to present to you some concrete alternatives for addressing Shoney's current problems.

    We believe that this exchange of information and ideas will be very useful to the Board as it gathers information and formulates a plan to address Shoney's situation in a manner which is beneficial to all of Shoney's shareholders. In light of the company's recent performance, the Board will be faced with some difficult decisions in the time ahead. My successful experiences in the family and casual restaurant industry, including most recently my founding and development of Ray's on the River and the Rio Bravo restaurant chain which I sold to Applebee's International Inc. in 1995, have provided me with valuable skills which I believe I can use to assist you as you deal with Shoney's current situation.

    Please let us know as soon as possible whether you will honor our request to meet with you at the Board's meeting. We look forward to your response.

                                          Sincerely,

                                          Raymond D. Schoenbaum

  Although acknowledging shared concerns regarding the loss of Shoney's market value, the Board refused Raymond D. Schoenbaum's offer to address it at its June meeting. The Board's refusal to meet with Raymond D. Schoenbaum was communicated by means of a letter dated June 5, 1997, which was received by Raymond D. Schoenbaum on June 9, 1997, the text of which is set forth in full below:

  June 5, 1997

  Mr. Raymond D. Schoenbaum
  1640 Powers Ferry Road
  Building Two, Suite 100
  Marietta, Georgia 30067-6050

  Dear Raymond:

    On behalf of the Board of Directors, I acknowledge receipt of your letter dated June 2, 1997. We share your concerns regarding the loss of market value that all of us as Shoney's shareholders have experienced. We believe that we have the proper business strategy and management team in place to improve the performance of the Company. As with all business turnarounds, time and patience are needed before one can determine whether the business judgment of the leadership is proven correct.

    We appreciate your offer to present to the Board on June 17 some concrete alternatives for addressing what you view to be Shoney's current situation. Unfortunately, as you may know, our next Board meeting has been planned for many months as part of a working retreat meeting and the agenda is full without any available open time for you to make your requested presentation. However, we encourage you to submit your concrete alternatives in writing to us before that meeting so that your ideas may be taken into account in our discussions. After we have had the opportunity to review your alternatives, we will consider a time in the future when you could personally discuss those with the Board or a committee of the Board.

    Management of Shoney's has consistently welcomed discussions with you and have talked with you on a number of occasions recently to exchange information and ideas. We continue to believe such meetings are mutually beneficial and hope that you will continue to provide us with the benefit of your ideas.

  God bless,

  C. Stephen Lynn

  We were surprised and disappointed with the rejection by the Board of our request to meet with it at its meeting in June. Because of Shoney's continued poor performance and the Board's refusal to meet with us at the June Board meeting despite the urgency of the situation, we feel that we were left with no alternative but to present our case directly to you, the Shareholders and owners of Shoney's. As a result, we determined to seek agent designations to call and demand a special meeting of the Shareholders to act on proposals that would result in the removal of all of the members of the current Board and replace them with our nominees. Immediately after filing the solicitation for agent designations and the preliminary proxy materials with the SEC, we sent a letter to the Board which stated in full as follows:

                                 June 16, 1997

  Board of Directors of Shoney's, Inc.
  1727 Elm Hill Pike
  Nashville, Tennessee 37210

    Re:  Meeting of the Shoney's, Inc. Board of Directors

  Ladies and Gentlemen:

    My mother and I were surprised and disappointed by your letter in which you rejected our request to address the Board at its two-day retreat in mid-June to discuss Shoney's current situation and possible alternatives for resolving Shoney's problems. We found it disturbing that you refused to meet with a representative of shareholders holding approximately 8% of Shoney's stock, particularly one who is interested in working with, and has the experience to help, the Board in addressing Shoney's problems.

    We also were surprised by the Board's suggestion that we submit our proposals in writing after which the Board would "consider a time in the future" for us to meet with the Board "or a committee of the Board." We believe that this statement demonstrates a lack of understanding of the urgency of Shoney's situation and the lack of leadership under the current management. We had expected that, in order to address Shoney's current problems, the Board would be interested in obtaining as much information and as many ideas as soon as possible. Instead, rather than taking a small amount of time during the Board's two-day retreat to discuss our concerns, the Board's response appears designed only to delay our requested meeting to discuss with you the crucial issues facing Shoney's.

    As we stated in our June 2 letter, we continue to believe that Shoney's is at a critical juncture. We, as Shoney's shareholders, have endured many years of poor financial performance. Over the last several years, Shoney's shareholders have provided you with time and have patiently given you the opportunity to revitalize Shoney's. The result of this patience has been a substantial erosion in the stock price. Despite this record, the Board continues to state that it has the "proper business strategy and management team." After two years under the current management, however, Shoney's condition has not only failed to improve, but, in fact, has deteriorated. As a result, we believe that Shoney's shareholders no longer have the "time", nor should we be asked to have the "patience", that you request.

    Because of Shoney's continued poor performance and the Board's refusal to meet with me at the June Board meeting despite the urgency of the present situation, we feel that we are left with no alternative but to present our case directly to the shareholders. We have filed documents today with Shoney's and with the SEC for the purpose of calling a special meeting to remove the current members of the Board and replace them with our nominees, who would intend to put in place a new management team committed to addressing Shoney's condition with the urgency it requires.

    We believe Shoney's is running out of time and that its long term viability is threatened. We need to take decisive action now to ensure the long term survival of the company for the benefit of its shareholders.

                                          Sincerely,

                                          Raymond D. Schoenbaum

  On June 22, 1997, in what we believe to be an attempt to delay the Special Meeting and entrench itself and management, the Board adopted the June 22 Bylaws Amendments. (For further information concerning these amendments we refer you to the sections entitled "Reasons for the Solicitation" and "Effect of Execution and Delivery of Agent Designations".) The June 22 Bylaw Amendments, which were adopted after we commenced the call of the Special Meeting, purported to eliminate the right of Shoney's shareholders to set the date, time and place of the Special Meeting. In addition, the June 22 Bylaw Amendments purported to establish lengthy time frames relating to the call of the Special Meeting and the giving of notice of the Special Meeting and to change the procedure for setting the record date for the Shareholders entitled to call the Special Meeting, all of which would have ostensibly permitted the Board to substantially delay the date of the Special Meeting. The June 22 Bylaw Amendments also sought to permit the current officers and employees of the Company to serve as inspectors of election at the Special Meeting.

  In response to the action taken by the Board in amending the Bylaws, on June 25, 1997, Raymond D. Schoenbaum sent a letter to the Board, requesting that it rescind these amendments and agree to our previously announced date for the Special Meeting, August 19, 1997. The text of this letter is set forth in full below:

                              June 25, 1997

  Board of Directors of Shoney's, Inc.

  1727 Elm Hill Pike

  Nashville, Tennessee 37210

    Re: Amendments to Shoney's Bylaws

  Ladies and Gentlemen:

    We are disappointed to see that you have attempted to make changes to Shoney's Bylaws which purport to affect the rights of the shareholders of Shoney's to call a special meeting. We can only assume that these changes are designed to delay the special meeting and to entrench the current Board and management. This attempt to manipulate the corporate governance process for the benefit of the current Board and management is yet another indication that Shoney's needs new leadership. Shoney's is at a critical juncture, and the long-term viability of the Company is in danger. Rather than engage in the manipulation of the rules reflected in your decision to amend the Bylaws, we believe (and are surprised that you do not believe) that the appropriate course of action is to let the real owners of Shoney's decide as soon as possible the future direction of our Company. To the extent you delay this process, we will hold you fully accountable to the shareholders for any damages to our Company caused by this delay, including any continued deterioration in the business of Shoney's under current management.

    Our position is that these amendments do not have any effect on the action that we took one week earlier in reliance upon the then-existing Bylaws of the Company. For example, your revised Bylaws contain a provision purporting to require a shareholder seeking to call a special meeting to request that the Board fix a record date for purposes of determining the shareholders entitled to call the meeting. Under Section 48-17-102(b) of the Tennessee Business Corporation Act, a record date for the purpose of determining the shareholders entitled to call the meeting was set on June 16, 1997, the date on which I signed and delivered a call for a special meeting to the Company. We do not read your subsequent amendment to the Bylaws as seeking to affect this record date which was validly set prior to the amendment. Moreover, even if the amendment did purport to do so, it would not be valid since it would have the effect of retroactively invalidating a record date which already has been validly set.

    We also were surprised by your attempt to seize from the shareholders of the Company their right under Shoney's Bylaws to set the date, time and place of the special meeting, especially since we had acted already in reliance upon the then-existing Bylaws. We believe the only possible purpose for such an action would be to entrench the current Board and management. Moreover, the lengthy time frames which you purport to establish in the Bylaws relating to special meetings, including the time frames for purposes of determining the record date for the call of a special meeting and giving notice of the special meeting, appear designed only to frustrate the ability of the shareholders to determine for themselves in a timely manner whether the current Board and management should be replaced. Finally, your amendment which seeks to permit the current officers and employees of the Company to serve as inspectors of election at the special meeting seems to us to be blatantly inappropriate in a contested situation.

    We will not allow the Board and the management of the Company to apply these amendments to the actions taken by us over the last week in connection with this matter, and if necessary, we are prepared to go to court to enforce our legitimate rights. Your stated purposes in adopting the Bylaw amendments were to clarify the special meeting process and to provide the Company's shareholders with the opportunity to fully consider the issues. If you are sincere in this regard, we request that you rescind these amendments and agree today to an August 19 special meeting date. Setting the date at this time will provide absolute clarity as the process moves forward and the two-month time period between now and August 19 will provide more than enough time for our shareholders to consider the relative merits of what is being proposed.

    To require us to engage in a court battle with the current Board and management to enforce our legitimate rights would not be in anyone's interest. Shoney's shareholders do not have the time or the patience for the type of manipulation reflected in your adoption of the Bylaw amendments. Shoney's is running out of time, and the shareholders must be permitted to take decisive action as soon as possible to ensure the long term survival of the Company for the benefit of all its constituencies. Please confirm to me that you are willing to hold a special meeting on August 19, 1997.

    In order for us to act promptly in protecting our legitimate rights and the rights of all of Shoney's shareholders, we ask that you respond to this letter by the close of business on Thursday, June 26, 1997.

                                          Sincerely,

                                          Raymond D. Schoenbaum

  Also on June 25, 1997, as a precautionary matter, Raymond D. Schoenbaum sent a written notice to the Secretary of the Company of his request that the Board fix a record date to determine the Shareholders entitled to call the Special Meeting, in spite of his belief that the giving of such notice and the making of such request are not required with respect to the Special Meeting. In this notice, Mr. Schoenbaum reserved his rights to challenge the validity of all of the June 22 Bylaw Amendments, including the amendments purporting to require the giving of the written notice and the making of the request that the record date be fixed.

  The Company responded to the June 25 letter from Raymond D. Schoenbaum in a letter dated June 26, 1997 expressing the Company's disagreement with statements made by Mr. Schoenbaum in his June 25 letter and informing Mr. Schoenbaum of the Company's intention to litigate. The text of this letter is stated in full as follows:

                              June 26, 1997

  Raymond D. Schoenbaum

  1640 Powers Ferry Road

  Building Two, Suite 100

  Marietta, Georgia 30067-6050

    RE: Amendments to Shoney's By-Laws

  Dear Mr. Schoenbaum:

    In response to your letter of June 25 to the Board, the Company does not agree that your letter of June 16th purporting to call a special meeting of shareholders for August 19 was valid, that the record date for determining the shareholders entitled to demand a special meeting is June 16, or that the recent By-Law amendments are not valid and applicable to your efforts to call a special meeting. In that connection, we have your request for a record date for shareholders entitled to demand a special meting. The request will be acted on promptly.

    In view of your expression of intention to litigate the matter, and in order to proceed expeditiously to judicial determination for the benefit of all concerned, the Company has today filed a suit in the Chancery Court seeking a declaratory judgment of the invalidity of your purported June 16 record date and "call" the validity of the recent By-Law amendments.

    A copy of the suit papers is enclosed. Our attorneys, Bass, Berry & Sims, have delivered courtesy copies to your Nashville attorney, Paul Alexis, this afternoon.

                                          Yours very truly,

                                          F.E. McDaniel, Jr.

                                          Senior Vice President,

                                          Secretary and Treasurer

On June 26, 1997, the Company filed a claim in the Chancery Court for the State of Tennessee, Twentieth Judicial District at Nashville, seeking a declaration of the validity of the June 22 Bylaw Amendments and the invalidity of our actions with respect to setting the record date for the Shareholders entitled to call the Special Meeting. In response, the Shoney's Shareholders' Committee filed litigation papers on June 30, 1997 seeking to remove the lawsuit to the U.S. District Court for the Middle District of Tennessee and requesting the court, among other things, to promptly:

1. Declare invalid the June 22 Bylaw Amendments which were designed to frustrate the Shoney's Shareholders' Committee's setting of June 16, 1997 as the record date for Shareholders entitled to call and demand the Special Meeting,

2. Declare invalid the June 22 Bylaw Amendments which were designed to frustrate the Shoney's Shareholders' Committee's efforts to call the Special Meeting for August 19, 1997, and

3. Require Shoney's to make available to the Shoney's Shareholders' Committee certain documents and records relating, among other things, to the identity of the beneficial owners of Shoney's stock which Shoney's has refused to provide.

                         THE SPECIAL MEETING PROPOSALS

  At the Special Meeting, Shareholders will be asked to consider and vote on the Special Meeting Proposals set forth below. As discussed in more detail above, we are disappointed with Shoney's performance, and we believe that positive action needs to be taken to improve Shoney's performance and to reestablish Shoney's as a quality provider of family dining. The Special Meeting Proposals, if approved, will remove the current members of the Board and replace them with our Nominees. In addition, at the Special Meeting, Shareholders will be asked to consider certain resolutions amending the Bylaws of the Company in a manner designed to facilitate the replacement of the current Board members. Once elected, our Nominees intend to replace certain members of the management of the Company, and to appoint Raymond D. Schoenbaum as the Chairman and Chief Executive Officer of the Company. While we believe that in order for us to revitalize Shoney's some members of the current management of the Company will be replaced, we do not have any current plans to remove any specific members of management other than C. Stephen Lynn (the current Chairman of the Board, President and Chief Executive Officer) and W. Craig Barber (the current Chief Administrative Officer, Chief Financial Officer and Senior Executive Vice President).

PROPOSAL NO. 1: THE DIRECTOR REMOVAL RESOLUTION

  Our goal is to replace the current Board with our Nominees who we believe will be able to rebuild the Company's business and reputation. We are asking you to vote at the Special Meeting to remove the entire Board, the members of which currently are Dennis C. Bottorff, Carole F. Hoover, Victoria B. Jackson,
C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin Skinner and Cal Turner, Jr.

  Although the terms of the current Board members expire at the 1998 Annual Meeting, there can be no assurance that before the Special Meeting one or more of the current Board members will not have ceased to be a director (by reason of resignation or otherwise) and have been succeeded by another person appointed by the incumbent directors or that the number of directors on the Board will not have been increased. Accordingly, the GOLD Proxy provides for the removal of the current directors and all other persons who are serving as directors when the removal becomes effective. Section 48-18-108 of the Tennessee Business Corporation Act authorizes these actions, with or without cause, by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

  The full text of the Director Removal Resolution is contained in Schedule I to this Proxy Statement.

                     WE STRONGLY RECOMMEND A VOTE FOR THE
               REMOVAL OF THE CURRENT BOARD MEMBERS OF SHONEY'S

PROPOSAL NO. 2: THE ELECTION OF DIRECTORS RESOLUTION

  We also are asking you to elect at the Special Meeting the Nominees named below as directors of the Company, to serve until the next annual meeting of Shareholders and until their successors shall have been duly elected and qualified. Directors will be elected at the Special Meeting by a vote of a plurality of the shares of Common Stock represented at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting. At the Special Meeting, except to the extent that a Shareholder withholds votes from any or all Nominees, the persons named as proxies on the GOLD Proxy, in their sole discretion, will vote such proxy for the election of all the Nominees.

  The Nominees have furnished us with the following information concerning their principal occupations, business addresses and certain other matters. All of the Nominees are citizens of the United States.

                   SHONEY'S SHAREHOLDERS' COMMITTEE NOMINEES

                                          PRINCIPAL OCCUPATION AND BUSINESS
                                                     EXPERIENCE
            NAME, AGE AND                  DURING LAST FIVE YEARS; CURRENT
     PRINCIPAL BUSINESS ADDRESS                     DIRECTORSHIPS
 ----------------------------------- ------------------------------------------
 J. Michael Bodnar (52)............. President (January 1984--present) of
  Bodnar Investment Group, Inc.      Bodnar Investment Group, Inc. (a real
  101 Fox Hall Road                  estate investment company); President
  Birmingham, Alabama 35213          (January 1986--May 1996) of Triangle
                                     Management Group, Inc. (a restaurant
                                     management company).
 Lawrence A. Cunningham (34)........ Professor of Law (May 1997--present) of
  Benjamin N. Cardozo School of Law, the Benjamin N. Cardozo School of Law;
  Yeshiva University                 Visiting Associate Professor of Law
  55 Fifth Avenue                    (August 1996--May 1997) of the George
  New York, New York 10003           Washington University School of Law;
                                     Associate Professor of Law (August 1992--
                                     August 1996) of the Benjamin N. Cardozo
                                     School of Law.
 Nathaniel R. Goldston III (58)..... Chairman of the Board and Chief Executive
  The Gourmet Co.                    Officer (January 1975--present) of The
  1100 Spring Street, N.E.           Gourmet Co. (a food service management
  Atlanta, Georgia 30309             company).
 Michael A. Leven (59).............. President and Chief Executive Officer
  U.S. Franchise Systems             (October 1995--present) of U.S. Franchise
  13 Corporate Square                Systems (a hotel franchising company);
  Atlanta, Georgia 30329             Director (August 1995--present) of
                                     Starwood Lodging Corporation; President
                                     and Chief Operating Officer (October
                                     1990--September 1995) of Holiday Inn
                                     Worldwide; President and Chief Operating
                                     Officer (April 1985--May 1990) of Days Inn
                                     of America, Inc.
 Raymond D. Schoenbaum (51)......... Private investor; Director (March 1995--
  1640 Powers Ferry Road             present) of Applebee's International,
  Building Two, Suite 100            Inc.; Consultant (March 1995--March 1996)
  Marietta, Georgia 30067            of Applebee's International, Inc.;
                                     Chairman of the Board of Directors (June
                                     1984--March 1995) of Innovative Restaurant
                                     Concepts, Inc. (a restaurant management
                                     company); Vice Chairman of the Board of
                                     Directors (January 1974--January 1986) of
                                     Restaurants Systems, Inc. (Wendy's
                                     International, Inc. franchisee);
                                     Franchisee (January 1974--January 1986) of
                                     Wendy's International, Inc.
 William A. Schwartz (58)........... Chief Executive Officer (January 1995--
  FMB Enterprises                    present) of First Media Television, L.P.
  400 Perimeter Center Terrace       (an operator of television stations);
  Suite 650                          Chief Executive Officer (February 1990--
  Atlanta, Georgia 30346             present) of Cannell Communications, L.P.
                                     (an operator of television stations);
                                     Chief Executive Officer (March 1988--
                                     present) of FMB Enterprises (an operator
                                     of cable television systems); President
                                     and Chief Operating Officer (1985--1987)
                                     of Cox Enterprises.
 Richard F. Sherman (53)............ Private investor and consultant (January
  11492 Bluegrass Parkway            1991--present); Director (June 1993--
  Suite 175                          present) of Papa John's International,
  Louisville, Kentucky 40299         Inc.; Director (October 1996--present) of
                                     P.J. America, Inc. (a franchisee of Papa
                                     John's International, Inc.); Director
                                     (January 1991-present) of Reed's Jewelers,
                                     Inc.; Director (October 1992--present) of
                                     Taco Cabana, Inc.

  Each of the Nominees has consented to serve as a director of the Company, if elected. Each of the Nominees (other than Raymond D. Schoenbaum) has entered into an agreement with us in which we have agreed to pay each Nominee a fee of $10,000. Additionally, we have agreed to (i) reimburse each Nominee for any reasonable out-of-pocket expenses incurred in the performance of his service as a Nominee and (ii) indemnify each Nominee with respect to any liabilities relating to or arising out of such service. If any of the Nominees are elected as directors, we expect they will receive compensation for their services as directors of the Company. According to the 1997 Proxy Statement of the Company (the "1997 Proxy Statement"), each director who is also an officer of the Company receives no additional compensation for service on the Board and directors who are not also officers of the Company receive a quarterly retainer of $4,000 in addition to $1,000 plus expenses for each meeting of the Board they attend. Members of Board committees receive $1,000 plus expenses for each committee meeting they attend. In addition, according to the 1997 Proxy Statement, each non-employee director participates in the Shoney's, Inc. Directors' Stock Option Plan (the "Directors' Plan"), which was approved by the Shareholders on March 19, 1991. Each non-employee director elected to the Board receives an option for 5,000 shares of Common Stock upon election to the Board. Non-employee directors, upon the fifth anniversary of the grant of their most recent options under the Directors' Plan, are also awarded an additional option for 5,000 shares of Common Stock.

  Raymond D. Schoenbaum is currently on a leave of absence from his directorship of Applebee's. In order to devote his full time and attention to the management of Shoney's, Mr. Schoenbaum intends to resign from the board of Applebee's if the Nominees are elected to the Board of Shoney's.

  According to publicly available information, Shoney's currently has seven Directors, all of whose terms will expire at the next Annual Meeting of Shareholders of Shoney's in 1998 (the "1998 Annual Meeting"). Each of the Nominees, if elected, would hold office until the 1998 Annual Meeting and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although we have no reason to believe that any of the Nominees will be unable to serve as directors, if any one or more of the Nominees is not available for election, the persons named as proxies on the GOLD Proxy will vote for the election of such other Nominees as we may propose. Should the Board purport to increase the number of directors to be elected at the Special Meeting, we currently intend to propose additional Nominees for such directorships. If this happens, we will use your proxy to vote for our Nominees to fill these directorships. However, we have proposed an amendment to the Bylaws that would limit the number of Directors to seven. If this is approved by the Shareholders, it will not be necessary to increase the number of Nominees.

  The Company has employment agreements with Messrs. C. Stephen Lynn, Robert
M. Langford and W. Craig Barber. Mr. Lynn's employment agreement provides for a term from May 1, 1995 through April 30, 1998. The employment agreements with Messrs. Langford and Barber presently provide for initial terms which terminate on October 27, 1999. Under the terms of the employment agreements, Messrs. Langford and Barber are each entitled to base salaries in the amount of $288,900, with increases to be in the sole discretion of the Board. Mr. Lynn was entitled to a base salary of $500,000 from May 1, 1996 through April 30, 1997 and is entitled to a base salary of $550,000 from May 1, 1997 through April 30, 1998. However, Mr. Lynn and the Board have agreed that Mr. Lynn's base salary will remain at $500,000 until fiscal year 1998. In addition, the employment agreements provide that Messrs. Langford and Barber are eligible for an annual bonus as established by the Board through the annual bonus plan. Bonuses for Mr. Lynn are based upon a formula to be agreed upon by the employee and the Company.

  The Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, would constitute a "change of control" for purposes of these employment agreements. If a change of control under such agreements occurs, the employment terms contained in the agreements are automatically extended for an additional two-year term. Also, in the event of a change of control under such agreements, each of Messrs. Lynn, Langford and Barber, at his option, may terminate his agreement within 90 days after such change of control, in which case he will receive the greater of: (i) two times the base salary and bonus paid during the fiscal year immediately prior to that in which the termination took place; or (ii) the amount due as base salary during the then remaining employment term. Assuming salaries are equal to the base salaries reported in the 1997 Proxy Statement and that the employment agreements are extended for two years due to the change of control, Mr. Lynn would be entitled to receive approximately $1.3 million and Messrs. Langford and Barber would each be entitled to receive approximately $1.2 million for the remainder of their respective employment terms. In addition, if these employees are terminated without cause following the adoption of the Special Meeting Proposals in their entirety, all stock options held by Mr. Lynn will vest immediately and Messrs. Langford and Barber will be entitled to be paid a cash amount equal to the unrealized gain that they have in any unvested stock options. According to the 1997 Proxy Statement, Mr. Barber has exercisable in-the-money options valued at $10,374, while neither Messrs. Lynn or Langford have any unexercised in-the-money options.

  Pursuant to Section 8.1.10 of the Amended and Restated Reducing Revolving Credit Agreement (the "Credit Agreement"), as amended and restated as of May 3, 1996, among the Company, as borrower, Canadian Imperial Bank of Commerce, Inc. ("CIBC"), as agent, and the lenders signatory thereto (the "Credit Banks"), the Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, would result in a "change of control" causing an "Event of Default" as defined in the Credit Agreement. Pursuant to the Credit Agreement, CIBC and the Credit Banks could cancel the Credit Banks' obligations to make loans to the Company and/or declare the principal amount then outstanding of, and the accrued interest on, the loans under the Credit Agreement due and payable. As reported in the May 1997 10-Q, the Company had $147.7 million of indebtedness outstanding under the Credit Agreement as of May 11, 1997.

  The Director Removal Resolution and the Election of Directors Resolution, if adopted by the Shareholders together with the other Special Meeting Proposals, also would result in a "change of control" causing an "Event of Default" under
Section 8.1.10 of the Bridge Loan Credit Agreement (the "Bridge Loan Agreement"), dated as of May 3, 1996, among the Company, as borrower, CIBC, as agent, and the lenders signatory thereto (the "Bridge Banks"). Pursuant to the Bridge Loan Agreement, CIBC and the Bridge Banks could cancel the Bridge Banks' obligations to make loans to the Company and/or declare the principal amount then outstanding of, and the accrued interest on, the loans under the Bridge Loan Agreement due and payable. As reported in the May 1997 10-Q, the Company had $91.4 million of indebtedness outstanding under the Bridge Loan Agreement as of May 11, 1997.

  In addition, the holders of approximately $51.6 million principal amount of convertible subordinated debentures would be entitled to tender these debentures for repayment if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals. Moreover, as reported in the May 1997 10-Q, the Company had additional debt outstanding under various notes issued under indentures and loan and credit agreements and substantially all of the Company's other senior indebtedness have cross-default provisions which could also allow the lenders to accelerate payment of debt if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals.

  Although the Shoney's Shareholders' Committee has not had discussions with Shoney's lenders, the Shoney's Shareholders' Committee believes it is unlikely that, if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals, such lenders would exercise their repurchase rights or rights to accelerate loans made to the Company. While there can be no assurances that the loans would not be accelerated or that any repurchase rights would not be exercised, the Shoney's Shareholders' Committee's belief that the acceleration of such loans and the exercise of such rights would be unlikely if the Director Removal Resolution and the Election of Directors Resolution were adopted together with the other Special Meeting Proposals, is based on its view that the Nominees are qualified to oversee the business of the Company, and that the Company's business is not dependent on Mr. C. Stephen Lynn or any of the Company's other officers or directors.

  The full text of the Election of Directors Resolution is contained in
Schedule II to this Proxy Statement.

 WE STRONGLY RECOMMEND A VOTE FOR THE ELECTION OF THE NOMINEES OF THE SHONEY'S
                            SHAREHOLDERS' COMMITTEE

PROPOSAL NO. 3: THE BYLAWS REPEAL RESOLUTION

  The Bylaws Repeal Resolution would repeal any and all amendments made by the Board to the Bylaws, as filed with the SEC as Exhibits 3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996, including the June 22 Bylaw Amendments, but other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders. This resolution also will provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision. Sections 48-20-201(a)(2) and (b) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

  The Bylaws Repeal Resolution is designed to repeal any Bylaw changes that the Board may have attempted to make yet did not disclose prior to June 16, 1997 or may attempt to make prior to the Special Meeting. Adoption of the Bylaws Repeal Resolution would render ineffective any amendments adopted by the Board as a means of manipulation of the Bylaws by the Board, including the June 22 Bylaw Amendments, whether intended to frustrate the ability of the Shareholders to elect the Nominees or adopt any of the other Special Meeting Proposals or otherwise. We are not currently aware of any amendments to the Bylaws, other than the June 22 Bylaw Amendments, which would be rendered ineffective by the adoption of the Bylaws Repeal Resolution. The Bylaws Repeal Resolution is intended to guarantee that any previously undisclosed Bylaw amendment will be repealed so as to prevent the Board from manipulatively altering the Bylaws prior to the Special Meeting without Shareholder approval and to prevent the Board after the Special Meeting from amending any section of the Bylaws affected by such repeal or adopting any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision.

  Although adoption of the Bylaws Repeal Resolution would generally repeal previously undisclosed Bylaw amendments without considering the beneficial nature, if any, of such amendments to the Shareholders, it would not repeal any such amendments which were approved by the Shareholders. The full text of the Bylaws Repeal Resolution is contained in Schedule III to this Proxy Statement.

  Although the impact of the adoption at the Special Meeting of the Bylaws Repeal Resolution on the acquisition by a third party of the Company will depend on the substance of amendments to the Bylaws adopted by the Board, we do not currently foresee any potential future anti-takeover effects from the adoption of the Bylaws Repeal Resolution.

         WE STRONGLY RECOMMEND A VOTE FOR THE BYLAWS REPEAL RESOLUTION

PROPOSAL NO. 4: THE SIZE OF BOARD RESOLUTION

  The Company's Bylaws provide that the size of the Board shall be fixed from time to time by the Board and shall consist of not less than three (3) nor more than fifteen (15) directors. According to the information made publicly available by the Company as of the date of this Preliminary Proxy Statement, there are currently seven directors on the Board. Adoption of the Size of Board Resolution would fix the number of directors at its present number of seven. Such amendment would further provide that such Bylaw may not be amended, or any new Bylaw provision which is in any way inconsistent therewith, be adopted, without approval of the Shareholders. Sections 48-18-103(a) and 48-20-201(a)(2) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting.

  The Size of Board Resolution is designed to prevent the current Board from frustrating the ability of the Shareholders to constitute the entire Board if they elect all seven Nominees. We are concerned that, prior to the Special Meeting, the current Board might attempt to expand the size of the Board beyond the current seven seats, whether by resolution, amendment of the Bylaws or otherwise, and might attempt to do so in a manner intended to prevent us from proposing additional Nominees.

  We believe that the Board's ability to attempt to manipulate the size of the Board is limited by its fiduciary duties. However, we believe that by fixing the number of Board seats at seven, the adoption of the Size of Board

Resolution will ensure that the election contest at the Special Meeting will take place on a level playing field, without the incumbent Board or their nominees gaining an unfair advantage by attempting to run for unopposed positions. We have notified the Company that we would propose additional Nominees for election if the Company attempts to expand the size of the Board above its existing level of seven directors prior to the Special Meeting.

  In addition, should the Shareholders choose to elect the Nominees to a minority of the seats on the Board, adoption of the Size of Board Resolution would have the purpose of ensuring the incumbent directors, who would continue to constitute a majority, could not frustrate the will of the Shareholders by increasing the size of the Board and installing hand-picked allies. We believe that the adoption of the Size of Board Resolution would thereby prevent an incumbent majority, if re-elected, from unilaterally "packing" the Board without Shareholder approval and upsetting the percentage of the Nominees on the Board desired by the Shareholders. The Size of the Board Resolution only fixes the number of directors and, as a result, all of the directors will continue to be elected at the annual meeting of the Shareholders and shall serve until the next annual meeting unless sooner succeeded or removed in accordance with the Bylaws. According to Article III, Section 8 of the Bylaws, directors may be removed with or without cause, at any time, by a vote of the Shareholders. In addition, any director may resign at any time, if such resignation is made in writing.

  The full text of the Size of the Board Resolution is contained in Schedule IV to this Proxy Statement.

       WE STRONGLY RECOMMEND A VOTE FOR THE SIZE OF THE BOARD RESOLUTION

PROPOSAL NO. 5: THE ELECTION PROCEDURE RESOLUTION

  The Election Procedure Resolution provides that directors may be elected by Shareholders at annual meetings and special meetings of the Shareholders. This resolution also will provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision in a manner which is inconsistent in any manner with such Section. Sections 48-20-201(a)(2) and (b) of the Tennessee Business Corporation Act authorize this action by a vote of a majority of the shares cast at the Special Meeting if at least a majority of the shares of Common Stock are represented at the meeting. While we believe that the current Bylaws provide that the Shareholders can already elect directors at a special meeting and that this Resolution is unnecessary, we are proposing this Resolution out of an abundance of caution.

  The full text of The Election Procedure Resolution is contained in Schedule V to this Proxy Statement.

       WE STRONGLY RECOMMENDA VOTE FOR THE ELECTION PROCEDURE RESOLUTION

PROPOSAL NO. 6: THE OMNIBUS RESOLUTION

  In addition, the Shareholders will be asked at the Special Meeting to consider the Omnibus Resolution which sets forth the following order in which the resolutions will be voted upon by the Shareholders:

  1.The Omnibus Resolution;

  2.The Bylaws Repeal Resolution;

  3.The Size of Board Resolution;

  4.The Election Procedure Resolution;

  5.The Director Removal Resolution; and

  6.The Election of Directors Resolution.

  The full text of the Omnibus Resolution is contained in Schedule VI to this Proxy Statement.

                             WE STRONGLY RECOMMEND
                       A VOTE FOR THE OMNIBUS RESOLUTION

                      INFORMATION ON THE SPECIAL MEETING

  Based on currently available public information, a quorum will exist at the Special Meeting if holders of not less than a majority of the shares of Common Stock outstanding and entitled to vote at the Special Meeting are present in person or by proxy. If a quorum is present at the Special Meeting, the Shareholders may remove members of the Board by a majority of the votes cast at the Special Meeting. Once the current directors are removed, Shareholders may elect new directors to fill vacancies on the Board.

  If the Shareholders are entitled to vote to elect new directors, directors will be elected by a vote of a plurality of the shares of the Common Stock represented by holders present at the meeting in person or by proxy. Once elected to the Board, each director will serve until the next annual meeting and thereafter until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

  The GOLD Proxy will be voted at the Special Meeting in accordance with your instructions. You may vote FOR the Bylaw amendments, FOR the removal of the current directors, FOR the election of the Nominees as directors of Shoney's, and FOR the Omnibus Resolution or withhold authority to vote for the Bylaw amendments, for the removal of the current directors, for the election of the Nominees, and for the Omnibus Resolution by marking the proper boxes on the GOLD Proxy. You also may withhold your vote from any of the Nominees by writing the name of such nominee in the space provided on the GOLD Proxy Card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GOLD PROXY FOR THE SPECIAL MEETING PROPOSALS IN THEIR ENTIRETY PROVIDED THAT YOU HAVE SIGNED AND DATED THE SHONEY'S SHAREHOLDERS' PROXY CARD.

  We also are requesting authority to initiate and vote for proposals to recess or adjourn the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the election of directors, or to allow the solicitation of additional votes, if necessary, to approve the Special Meeting Proposals. We do not currently anticipate additional Special Meeting Proposals in any substantial matters. Nevertheless, we may elect to cause additional Special Meeting Proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting.

                               PROXY PROCEDURES

  In order for your views on the proposals to be represented at the Special Meeting, please mark, sign and date the enclosed GOLD Proxy and return it to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010, in the enclosed postage paid envelope in time to be voted at the Special Meeting. Execution of the GOLD Proxy will not affect your right to attend the Special Meeting and to vote in person.

  You are eligible to execute a GOLD Proxy only if you owned the Common Stock on the Record Date. If you own your shares of Common Stock "beneficially" (i.e., deriving the economic benefits of ownership thereof or having the power to vote or dispose of such shares), but not "of record" (i.e., having one's name recorded on the stock transfer records of the Company), or if your ownership of shares is through a broker, bank, other financial institution or other record holder, you should contact your broker, bank, other financial institution or other record holder and instruct such person or entity to execute the GOLD Proxy on your behalf. If you acquired shares after the Record Date without a proxy, you may not execute a GOLD Proxy to vote at the Special Meeting with respect to such shares. You will retain the right to execute a proxy card in connection with this proxy solicitation even if you sell your shares after the Record Date.

  If you execute and deliver a proxy, it may subsequently be revoked by written notice of revocation to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 or the Company or by your vote at the Special Meeting. A revocation may be in any written form validly signed and dated by you as long as it clearly states that your prior proxy is no longer effective. Any validly signed and dated revocation will supersede any previously dated or undated GOLD Proxy. To be effective, your written notice of revocation must be signed, dated and delivered prior to the Special Meeting.

  If you sign, date and deliver a GOLD Proxy and thereafter, on one or more occasions, sign, date and deliver a later-dated proxy, the latest-dated proxy will be controlling as to your vote and will replace your prior proxy or proxies. However, any later-dated proxy will be of no effect if it is delivered after the Special Meeting. ONLY YOUR LATEST DATED PROXY FOR THE SPECIAL MEETING WILL COUNT AT THE SPECIAL MEETING.

  If the Board chooses to oppose our proposals and if, in such instance, you sign a proxy revocation card sent to you by the Board, you may override that revocation by returning to MacKenzie Partners, Inc. at 156 Fifth Avenue, New York, New York 10010 a subsequently dated and signed GOLD Proxy.

                CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

  Raymond D. Schoenbaum, Betty J. Schoenbaum and the Nominees may be deemed to be "participants" (as defined in Instruction 3 to Item 4 of Rule 14a -101 of the Exchange Act) in this proxy solicitation. Certain information relating to the beneficial ownership of Common Stock by participants in the solicitation and certain other information is contained in Schedule VII hereto and is incorporated in this document by reference.

         OTHER REPRESENTATIVES OF THE SHONEY'S SHAREHOLDERS' COMMITTEE
              WHO ALSO MAY ASSIST IN THE SOLICITATION OF PROXIES

  In connection with Montgomery Securities' engagement as financial advisor, we anticipate that certain employees of Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are shareholders for the purpose of assisting in the proxy solicitation. Montgomery Securities will not receive any fee for, or in connection with, such solicitation activities apart from the fees they are otherwise entitled to receive under their engagement. See "General Information" below. The principal business address of Montgomery Securities is 600 Montgomery Street, San Francisco, California 94111. Certain additional information regarding Montgomery Securities is contained in Schedule VII hereto and is incorporated in this document by reference.

  In addition, Howard E. Sachs, John S. Ellis and W. Douglas Benn, advisors to Raymond D. Schoenbaum, may assist in soliciting proxies, although none of them nor the Shoney's Shareholders' Committee admits that any of them is a "participant", as defined in Schedule 14A promulgated by the SEC under the Exchange Act. Mr. Sachs will receive fees of up to $100,000 for his assistance in the solicitations. Mr. Ellis is a paid advisor to Raymond D. Schoenbaum. He will not receive additional or extraordinary compensation for assistance in the solicitations. Mr. Benn will receive fees of $500 per day for his assistance in the solicitations. Certain additional information regarding such persons is contained in Schedule VIII hereto and is incorporated in this document by reference.

                              GENERAL INFORMATION

  This Proxy Statement and the accompanying GOLD Proxy Card are first being
furnished to Shareholders on or about          , 1997. Executed proxies will
be solicited by mail advertisement, telephone, telecopier and in person. Solicitation will be made by the "participants" and the other persons indicated in this Solicitation Statement. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

  In addition, we have retained MacKenzie Partners, Inc. as our information agent and to solicit proxies in connection with the Special Meeting. We have agreed to reimburse MacKenzie Partners, Inc. for its reasonable expenses and to pay to MacKenzie Partners, Inc. fees not to exceed $120,000. MacKenzie Partners, Inc. will employ approximately 40 people in its efforts.

  We also have retained Montgomery Securities to provide certain financial advisory services in connection with our solicitation of proxies for the Special Meeting. Montgomery Securities engages in a full range of banking, securities trading, market making and brokerage services for institutional and individual clients. To date, we have paid Montgomery Securities a retainer fee of $100,000. We have agreed to pay additional retainer fees to Montgomery Securities up to $400,000. If we are successful in removing and replacing the current Board members at the Special Meeting on August 19, 1997, we will be required to pay Montgomery Securities an additional success fee of $1,000,000. We also will reimburse Montgomery Securities for reasonable out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses), in an amount not to exceed $25,000 per month without our prior written consent, and indemnify Montgomery Securities against certain liabilities and expenses in connection with our engagement of Montgomery Securities, including certain liabilities under the federal securities laws.

  Costs incidental to this solicitation, which include expenditures for printing, postage, legal and related expenses and fees paid to Montgomery Securities and MacKenzie Partners, Inc. are expected to be approximately
$          . The total costs incurred to date in connection with this
solicitation are not in excess of $          . If the Nominees are elected, we
will ask the Board to have the Company reimburse us for costs and expenses incurred in connection with this solicitation. We do not intend to request that our reimbursement request be submitted to a vote of Shareholders.

                            ADDITIONAL INFORMATION

  The principal executive offices of the Company are at 1727 Elm Hill Pike, Nashville, Tennessee 37210. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

  For information regarding the security ownership of certain beneficial owners and the management of Shoney's, see Schedule VIII.

                                          Raymond D. Schoenbaum
                                          Betty J. Schoenbaum

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A PROXY WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A GOLD PROXY TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR PROXY OR REQUIRE ASSISTANCE, PLEASE CONTACT MACKENZIE PARTNERS, INC. TOLL-FREE AT (800) 322-2885.

                                   SCHEDULE I

                          DIRECTOR REMOVAL RESOLUTION

RESOLVED:   That all of the members of the Board be removed, including without limitation, any of the following who are members of the Board as of the Special Meeting: Dennis C. Bottorff, Carole F. Hoover, Victoria
            B. Jackson, C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin
            Skinner and Cal Turner, Jr.; provided, however, that if, notwithstanding the Omnibus Resolution, any nominees of the Shoney's Shareholders' Committee have been elected to the Board prior to the time this Resolution is adopted, such nominees of the Shoney's Shareholder's Committee shall not be removed from the Board.

                                  SCHEDULE II

                       ELECTION OF DIRECTORS RESOLUTION

RESOLVED:   That each of J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel
            R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William
            A. Schwartz and Richard F. Sherman as the nominees of the Shoney's
            Shareholders' Committee, and all other persons nominated by the Shoney's Shareholders' Committee, be elected to fill all vacancies on the Board for the balance of the terms of the present directors and until their successors are elected and qualified.

                                 SCHEDULE III

                           BYLAWS REPEAL RESOLUTION

RESOLVED:   That any and all amendments made by the Board to the Bylaws, as filed with the Securities and Exchange Commission as Exhibits
            3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996 be repealed, other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders, and that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision.

                                  SCHEDULE IV

                           SIZE OF BOARD RESOLUTION

RESOLVED:   That the Bylaws of the Company be and they hereby are amended, effective at the time this resolution is approved by the Shareholders, by (i) deleting the first two sentences of Article
            III, Section 1 in their entirety and replacing them with the following sentence:

                The business and affairs of the Corporation shall be managed and controlled by a Board of Directors, which shall be fixed at seven (7) members.

            and, (ii) adding the following after the last sentence of Article III, Section 1 of the Bylaws:

                The Board of Directors may not amend or repeal this Section or adopt any new Bylaw provision which is inconsistent in any manner with this Section.

                                   SCHEDULE V

                         ELECTION PROCEDURES RESOLUTION

RESOLVED:   That the Bylaws of the Company be and they hereby are amended, effective at the time this resolution is approved by the Shareholders, by (i) deleting the first sentence of Article III,
            Section 3 in its entirety and replacing it with the following sentence:

                The Directors shall be elected at the annual meeting of shareholders or at a special meeting of shareholders.

            and, (ii) adding the following after the last sentence of Article III, Section 3 of the Bylaws:

                The Board of Directors may not amend or repeal this Section or adopt any new Bylaw provision which is inconsistent in any manner with this Section.

                                  SCHEDULE VI

                              OMNIBUS RESOLUTION

RESOLVED:   That each of the resolutions of the Shoney's Shareholders'
            Committee be voted upon by the Shareholders in the following order:

            1. The Omnibus Resolution;

            2. The Bylaws Repeal Resolution;

            3. The Size of Board Resolution;

            4. The Election Procedure Resolution;

            5. The Director Removal Resolution; and

            6. The Election of Directors Resolution.

                                 SCHEDULE VII

                            BENEFICIAL OWNERSHIP OF
                  SHARES BY PARTICIPANTS IN THE SOLICITATION
                           AND CERTAIN OTHER PERSONS

  Raymond D. Schoenbaum has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067-6050. Betty J. Schoenbaum has her principal residential address at 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228. Raymond D. Schoenbaum is a private investor. Betty J. Schoenbaum is not employed.

  As of the date of this Preliminary Proxy Statement, Raymond D. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 508,061 shares of Common Stock, which constitutes approximately 1.0% of the outstanding shares of Common Stock (based on information provided by the Company in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date of this Preliminary Proxy Statement, Betty J. Schoenbaum is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 3,394,480 shares of Common Stock, which constitutes approximately 7.0% of the outstanding shares of Common Stock (based in information provided by the Company in its quarterly report on Form 10-Q for the quarter ended May 11, 1997). As of the date of this Preliminary Proxy Statement, Raymond D. Schoenbaum and Betty J. Schoenbaum, as a group, are deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 3,866,791 shares of Common Stock, which constitutes approximately 8.0% of the outstanding shares of Common Stock (based in information provided by the Company in its quarterly report on Form 10-Q for the quarter ended May 11, 1997).

  As of the date of this Preliminary Proxy Statement, J. Michael Bodnar is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act, as amended) 5,000 shares of Common Stock, which constitutes less than one percent of the outstanding shares of Common Stock. Except as set forth herein, none of the Nominees is the beneficial or record owner of shares of Common Stock.

  Raymond D. Schoenbaum and Betty J. Schoenbaum have purchased or sold the following shares of Common Stock within the last two years:

                                                       SHARES OF
                                                      COMMON STOCK            PRICE
     PARTICIPANT           TRANSACTION DATE          PURCHASED/SOLD         PER SHARE
---------------------      -----------------         --------------         ---------
Betty J. Schoenbaum          April 4, 1997              60,000*              $ 4.75
                                                       purchased
Raymond D. Schoenbaum      November 22, 1996             25,000               $7.75
                                                       purchased
                                                         25,000              $7.875
                                                       purchased
                                                         11,000               $7.75
                                                       purchased
                           December 31, 1996             50,000              $6.875
                                                       purchased
                                                         50,000               $7.00
                                                       purchased
                            March 18, 1997              100,000               $5.25
                                                       purchased
                            Total:                      321,000
                                                       ---------

--------
*  Shares purchased by the Betty Schoenbaum Revocable Trust over which Betty
   J. Schoenbaum shares voting and dispositive power.

  Except as otherwise set forth in this Schedule I, neither Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has purchased or sold any shares of Common Stock within the past two years, borrowed any funds for the purpose of acquiring or holding any shares of Common Stock, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any shares of Common Stock. There have not been any transactions since the beginning of the Company's last fiscal year and there is not any currently proposed transaction to which the Company or any of its subsidiaries was or is to be a party, in which Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate or immediate family member of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation had or will have a direct or indirect material interest. Other than the directorships contemplated by the Special Meeting Proposals and other than Raymond D. Schoenbaum becoming Chairman and Chief Executive Officer of Shoney's, neither Raymond D. Schoenbaum or Betty J. Schoenbaum or any associate of any of the foregoing persons or any other person who may be deemed a "participant" in this solicitation has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or its affiliates may or will be a party.

  Jeffry F. Schoenbaum, the brother of Raymond D. Schoenbaum and the son of Betty J. Schoenbaum, currently is a member of the Board and would be removed as a member of the Board if the Special Meeting Proposals were adopted in their entirety at the Special Meeting.

  In the ordinary course of its business, Montgomery Securities maintains customary arrangements and may effect transactions in the securities of the Company for the accounts of its customers. As a result of its engagement by the Shoney's Shareholders' Committee, Montgomery Securities restricted its proprietary trading in the securities of the Company as of June 16, 1997 (although it may still execute trades for customers on an unsolicited agency basis). As of June 12, 1997, Montgomery Securities did not beneficially own any Common Stock, and held of record 10,312 shares of Common Stock for customer accounts. Montgomery Securities bought and sold 50,500 shares of Common Stock of the Company for its own account over the last two years.

  Howard E. Sachs has his principal business address at 1901 Powers Ferry Road, Suite 260, Atlanta, Georgia 30339. As of the date of this Preliminary Proxy Statement, Mr. Sachs was the beneficial owner of 5,250 shares of Common Stock. Except for 4,000 shares purchased on behalf of his children, Mr. Sachs neither bought nor sold any securities of the Company over the last two years.

  John S. Ellis has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date of this Preliminary Proxy Statement, Mr. Ellis did not own beneficially or of record any shares of Common Stock. Mr. Ellis neither bought nor sold any securities of the Company over the last two years.

  W. Douglas Benn has his principal business address at 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067. As of the date of this Preliminary Proxy Statement, Mr. Benn did not own beneficially or of record any shares of Common Stock. Mr. Benn neither bought nor sold any securities of the Company over the last two years.

                                 SCHEDULE VIII

                             SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth share ownership information with respect to persons known at such date to the Company to be beneficial owners of more than 5% of the shares of Common Stock, as such information was set forth in the 1997 Proxy Statement, and as of the date of this Preliminary Proxy Statement with respect to the beneficial ownership of the Shoney's Shareholders' Committee. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                             NUMBER OF SHARES
             NAME AND ADDRESS                  BENEFICIALLY
            OF BENEFICIAL OWNER                  OWNED(1)     PERCENT OF CLASS
            -------------------              ---------------- ----------------
Shoney's Shareholders' Committee as a Group
 (2)                                            3,866,791          7.96%(3)
 1640 Powers Ferry Road
 Building Two, Suite 100
 Marietta, Georgia 30067
R. L. Danner (4)                                4,249,303          8.76%
 2 International Drive, Suite 510
 Nashville, Tennessee 37217
First Union Corporation (5)                     2,485,675          5.12%
 One First Union Center
 Charlotte, North Carolina 28288-0137

--------

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any security that such person (i) has or shares "voting power", which includes the power to dispose of, or to direct the disposition of, such security or (ii) has the right to acquire within 60 days after the date such information was set forth in the 1997 Proxy Statement, and the date of this Preliminary Proxy Statement with respect to the beneficial ownership of the Shoney's Shareholders' Committee. More than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest.
(2) Includes shares held by these individuals as a "group" as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

(3) Based on 48,568,109 shares outstanding on June 20, 1997 as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended May 11, 1997.
(4) Includes 83,068 shares of Common Stock owned by Mrs. Danner and 7,101 shares of Common Stock held in trust for Mr. Danner's son, over which Mrs. Danner has sole voting and investment power.
(5) First Union Corporation ("First Union") has sole voting power as to all shares of Common Stock and has sole power to dispose or to direct the disposition of 2,471,224 shares of Common Stock.

  The following table sets forth, according to the 1997 Proxy Statement (except as otherwise noted below), the name of, and the total number of shares of Common Stock (if any) beneficially owned (as defined in Rule 13d-3 under the Exchange Act) and the percentage of outstanding shares of Common Stock beneficially owned by, (i) each director of the Company, (ii) the Company's Chief Executive Officer and each of its executive officers and (iii) all directors and executive officers as a group. The information presented below has been taken from or is based upon documents and records on file with the Commission and other publicly available information. Since the 1997 Proxy Statement, the total outstanding number of shares of Common Stock has increased from 48,531,075 to 48,568,109 (based on information provided by Company in its Quarterly Report on Form 10-Q for the quarter ended May 11,
1997). Although we do not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, we do not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.

                                                          NUMBER OF PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                      SHARES(1)  OF CLASS
------------------------------------                      --------- ----------
John W. Alderson.........................................    10,000     *
W. Craig Barber..........................................    65,859     *
Dennis C. Bottorff.......................................     9,000     *
Carole F. Hoover.........................................     1,400     *
Victoria B. Jackson......................................     3,094     *
Robert M. Langford.......................................    15,000     *
C. Stephen Lynn..........................................   219,000     *
Jeffry Schoenbaum (2)....................................   582,192   1.19%
B. Franklin Skinner......................................     3,500     *
Cal Turner, Jr...........................................    28,000     *
Ronald E. Walker.........................................    21,341     *
All directors and executive officers as a group(11
 persons)................................................ 1,110,065   2.27%

--------
*  Less than 1%.
(1) Includes shares subject to options to purchase shares which are exercisable or become exercisable within 60 days after January 23, 1997, and are held by the following persons: John W. Alderson(10,000);W. Craig Barber (56,500); Dennis C. Bottorff (1,000); Carole F. Hoover (1,000); Victoria B. Jackson (1,000); Robert M. Langford (15,000); C. Stephen Lynn (100,000); Jeffry Schoenbaum (0); B. Franklin Skinner (3,000); Cal Turner, Jr. (3,000); Ronald E. Walker (10,100); Directors and Executive Officers as a Group (287,047).
(2) Includes 17,340 shares held by Chase Manhattan Bank as custodian for Mr. Schoenbaum's children, 2,953 shares held by his wife, Sue Schoenbaum, and 432,902 shares held in an irrevocable trust for the benefit of Mr. Schoenbaum. Also includes 35,750 shares owned by the Schoenbaum Family Foundation, of which Mr. Schoenbaum is a director. Mr. Schoenbaum disclaims beneficial ownership of the shares owned by the Schoenbaum Family Foundation. Mr. Schoenbaum is the son of Alex Schoenbaum, who until his death in December 1996 was Chairman Emeritus of the Company's Board of Directors.

                                PRELIMINARY COPY
                                 SHONEY'S, INC.

GOLD CARD
   THIS REVOCABLE PROXY IS SOLICITED BY THE SHONEY'S SHAREHOLDERS' COMMITTEE The undersigned shareholder of Shoney's, Inc. (the "Company") hereby appoints
Raymond D. Schoenbaum, Betty J. Schoenbaum, Daniel H. Burch, Stanley J. Kay, Jr. and Mark H. Harnett, and each of them, proxies with full power of substitution and resubstitution, the proxies of each of the undersigned (said proxies, together with each substitute appointed by any of them, if any, collectively the "Proxies"), to vote all shares of Common Stock of the Company, $1.00 par value per share, that the undersigned is entitled to vote if personally present at the Special Meeting of Shareholders of the Company to be held on Tuesday, August 19, 1997 at 10:00 a.m. local time in the Governor's Ballroom at the Opryland Hotel, 2800 Opryland Drive, Nashville, Tennessee 37214 and at any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.
  THE SHONEY'S SHAREHOLDERS' COMMITTEE RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS SET FORTH BELOW.
  (Please mark each proposal with an "X" in the appropriate box)

1. To remove all of the members of the Board of Directors, including without limitation, any of the following who are members of the Board as of the Special Meeting: Dennis C. Bottorff, Carole F. Hoover, Victoria B. Jackson,
   C. Stephen Lynn, Jeffry F. Schoenbaum, B. Franklin Skinner and Cal Turner, Jr.; provided, however, that if, notwithstanding the Omnibus Resolution (as defined below), any nominees of the Shoney's Shareholders' Committee have been elected to the Board prior to the time this Resolution is adopted, such nominees of the Shoney's Shareholder's Committee shall not be removed from the Board (the "Director Removal Resolution").
       [_] FOR                [_] AGAINST                      [_] ABSTAIN
2. To elect J. Michael Bodnar, Lawrence A. Cunningham, Nathaniel R. Goldston III, Michael A. Leven, Raymond D. Schoenbaum, William A. Schwartz and Richard F. Sherman (the "Nominees"), and all other persons nominated by the Shoney's Shareholders' Committee as of the date of the Special Meeting to fill all vacancies on the Board for the balance of the terms of the present directors and until their successors are elected and qualified (the "Election of Directors Resolution").
       [_]FOR ALL NOMINEES        [_]WITHHOLD
                                     AUTHORITY FOR
                                     ALL NOMINEES

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE NOMINEES, MARK FOR ABOVE AND PRINT THE NAME(S) OF THE PERSON(S) WITH RESPECT TO WHOM YOU WISH TO WITHHOLD AUTHORITY IN THE SPACE PROVIDED BELOW.)

3. To repeal any and all amendments made by the Board of Directors (the
   "Board") to the Bylaws of the Company, as filed with the Securities and Exchange Commission as Exhibits 3(ii) and 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 18, 1996, other than those provisions which were duly approved by the Shareholders and those provisions which under Tennessee law cannot be repealed by the Shareholders, and to provide that, without the approval of the Shareholders, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new Bylaw provision in a manner which serves to reinstate any repealed provision or any similar provision (the "Bylaws Repeal
   Resolution").
       [_] FOR                [_] AGAINST                      [_] ABSTAIN
4. To amend Article III, Section 1 of the Company's Bylaws to fix the number of directors on the Company's Board of Directors at seven and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Size of Board
   Resolution").
       [_] FOR                [_] AGAINST                      [_] ABSTAIN
5. To amend Article III, Section 3 of the Company's Bylaws to provide that directors shall be elected by the Shareholders at annual meetings and special meetings of the Shareholders of the Company, and provide that, without the approval of the Shareholders, the Board may not thereafter amend or repeal such Section or adopt any new Bylaw provision which is inconsistent in any manner with such Section (the "Election Procedure Resolution").
       [_] FOR                [_] AGAINST                      [_] ABSTAIN
6. To set forth the following order in which the resolutions would be voted upon by the Shareholders (the "Omnibus Resolution"):
   1. The Omnibus Resolution;           4. The Election Procedure Resolution;
   2. The Bylaws Repeal Resolution;     5. The Director Removal Resolution; and
   3. The Size of Board Resolution;     6. The Election of Directors Resolution.
7. To authorize the proxies in their discretion to vote upon any and all actions proposed by the Shoney's Shareholders' Committee incidental to the removal and replacement of the current directors of the Company.
       [_] FOR                [_] AGAINST                      [_] ABSTAIN
This proxy, when properly executed, will be voted in the manner marked herein by the undersigned shareholder. IF NO MARKING IS MADE, THIS PROXY WILL BE
DEEMED TO BE A DIRECTION TO VOTE FOR THE FOREGOING PROPOSALS IN THEIR ENTIRETY.

THE SHONEY'S SHAREHOLDERS' COMMITTEE STRONGLY RECOMMENDS THAT YOU VOTE "FOR" THE PRECEDING ACTIONS.

                                             Dated ______________________, 1997

                                             ----------------------------------
                                                         Signature

                                             ----------------------------------
                                                 Signature, if jointly held

                                             ----------------------------------
                                                           Title

                                             Please sign exactly as your name
                                             appears on your stock certificate.
                                             When shares are held by joint
                                             tenants, both should sign. When
                                             signing as an attorney, executor,
                                             administrator, trustee or
                                             guardian, give full title as such.
                                             If a corporation, sign in full
                                             corporate name by president or
                                             other authorized officer. If a
                                             partnership, sign in partnership
                                             name by authorized person.

                                             PLEASE SIGN, DATE AND MAIL
                                             PROMPTLY IN THE POSTAGE-PAID EN-
                                             CLOSED ENVELOPE.